SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

XpresSpa Group, Inc.

(Formerly known as Form Holdings Corp.)

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

34634E102
(CUSIP Number)

Sidney Burke, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34634E102		13D/A

1		Name of Reporting Person Mistral Spa Holdings, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,658,271[1]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,658,271[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,658,271[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13		Percent of Class Represented by Amount in Row (11) 4.19%[1]
14		Type of Reporting Person OO (Limited Liability Company)

[1]	Mistral Spa Holdings, LLC (“MSH”) is the record holder of, and each of the Reporting Persons beneficially owns, (a) 2,750,773 shares of common stock, $0.01 par value per share (“Common Stock”) of XpresSpa Group, Inc. (the “Issuer”), of which 158,820 shares of Common Stock remain deposited in various escrow accounts to cover certain indemnification claims made pursuant to the Merger Agreement, and (b) 907,498 shares of Common Stock issuable pursuant to certain outstanding five-year warrants, at an exercise price of $0.0175 per share (the “Warrants”).

The 3,658,271 shares of Common Stock beneficially owned by each of MSH and Mistral Capital Management, LLC (“MCM”) represent (i) 4.14% of the total voting power of the voting stock of the Issuer (i.e., outstanding Common Stock and outstanding Series E preferred stock on an as-converted basis, plus any Warrants and options held by the applicable Reporting Persons) and (ii) 4.19% of the outstanding shares of Common Stock (i.e., outstanding Common Stock plus any Warrants, and options held by the applicable Reporting Persons), and the 3,684,171 shares of Common Stock beneficially owned by Mr. Heyer represent (i) 4.17% of the total voting power of the voting stock of the Issuer and (ii) 4.21% of the outstanding shares of Common Stock.

For the purpose of calculating beneficial ownership in this Amendment No. 3, the total number of shares of Common Stock outstanding was 86,500,160 and the total number of shares of Common Stock issuable upon conversion of the Issuer’s previously issued Series E Preferred Stock was 987,988, each as of April 14, 2020, based on information provided by the Issuer.

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CUSIP No. 34634E102		13D/A

1		Name of Reporting Person Mistral Capital Management, LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 3,658,271[2]
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,658,271[2]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,658,271[2]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13		Percent of Class Represented by Amount in Row (11) 4.19%[2]
14		Type of Reporting Person OO (Limited Liability Company)

[2]	MCM is the sole manager of MSH. See footnote 1 to this filing for additional information regarding the securities of the Issuer that are beneficially owned by MCM.

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CUSIP No. 34634E102		13D/A

1		Name of Reporting Person Andrew R. Heyer
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 25,900[3]
	8	Shared Voting Power 3,658,271[4]
	9	Sole Dispositive Power 25,900[3]
	10	Shared Dispositive Power 3,658,271[4]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,684,171[3,4]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
13		Percent of Class Represented by Amount in Row (11) 4.21%[3,4]
14		Type of Reporting Person IN

[3]	Includes 7,500 shares of Common Stock held of record by Heyer Investment Management LLC and 900 shares of Common Stock held of record by Andrew R. Heyer 2007 Associates, L.P., each of which Mr. Heyer controls.

[4]	Mr. Heyer is the managing member and the managing partner of MCM, which is the sole manager of MSH. See footnotes 1 and 2 to this filing for additional information regarding the securities of the Issuer that are beneficially owned by Mr. Heyer.

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This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 23, 2017 and amended on October 4, 2019 and December 20, 2019 (as so amended, the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 have the meanings given to such terms in the Original Schedule 13D. All numbers of shares of Common Stock in this Amendment No. 3 reflect the impact of the 1:20 reverse stock split of the Common Stock that became effective on February 22, 2019.

The purpose of this Amendment No. 3 is to reflect the sale of certain securities by the Reporting Persons on April 14, 2020 and April 16, 2020, and to correct certain of the Reporting Persons’ beneficial ownership information after giving effect to the transactions previously disclosed in the Original Schedule 13D, based on additional information provided by the Issuer.

As a result of the transactions described in Item 5 below, on April 16, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of outstanding Common Stock. The filing of this Amendment No. 3 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.    Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The information set forth in the cover pages and Item 3 hereof is incorporated by reference into this Item 4.

All of the 2,750,773 shares of Common Stock that are held of record by MSH (of which 158,820 shares of Common Stock remain deposited in various escrow accounts to cover certain indemnification claims made pursuant to the Merger Agreement) and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Pursuant to the Merger Agreement, MSH also owns Warrants to purchase 907,498 shares of Common Stock at an exercise price of $0.0175 per share.

Mr. Heyer also holds (a) options to purchase 4,250 shares of Common Stock, at an exercise price of $42.40 per share, pursuant to the Plan, which were issued on January 17, 2017 in connection with his service as a director of the Issuer, (b) options to purchase 7,500 shares of Common Stock, at an exercise price of $4.20 per share, pursuant to the Plan, which were issued on February 11, 2019 in connection with his service as a director of the Issuer, and (c) 5,750 shares of Common Stock, which were acquired for investment purposes. Mr. Heyer’s options to purchase shares of Common Stock vested in equal quarterly installments over a one-year period, with one-fourth vested on the date of grant and one-fourth vested at the end of each fiscal quarter thereafter.

The Reporting Persons retain the right to change their investment intent, from time to time, and to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, beneficially owned by them, based on market conditions and other factors they may deem relevant. The Reporting Persons may engage from time to time in ordinary course transactions, including entering into margin loans, with financial institutions with respect to the securities described herein. The Reporting Persons reserve the right in the future to engage in any hedging or similar transactions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

MSH is the record owner of an aggregate of 2,750,773 shares of Common Stock (of which 158,820 shares of Common Stock remain deposited in various escrow accounts to cover certain indemnification claims made pursuant to the Merger Agreement) and Warrants to purchase 907,498 shares of Common Stock at an exercise price of $0.0175 per share.

Mr. Heyer also holds (a) options to purchase 4,250 shares of Common Stock, at an exercise price of $42.40 per share, pursuant to the Plan, which were issued on January 17, 2017 in connection with his service as a director of the Issuer, (b) options to purchase 7,500 shares of Common Stock, at an exercise price of $4.20 per share, pursuant to the Plan, which were issued on February 11, 2019 in connection with his service as a director of the Issuer, and (c) 5,750 shares of Common Stock, which were acquired for investment purposes. Mr. Heyer’s options to purchase shares of Common Stock vested in equal quarterly installments over a one-year period, with one-fourth vested on the date of grant and one-fourth vested at the end of each fiscal quarter thereafter.

MCM disclaims beneficial ownership of all of the securities of the Issuer included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

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See also the information contained on the cover pages of this Amendment No. 3 which is incorporated herein by reference.

(a)            For the purpose of calculating beneficial ownership in this Amendment No. 3, the total number of shares of Common Stock outstanding was 86,500,160 and the total number of shares of Common Stock issuable upon conversion of the Issuer’s previously issued Series E Preferred Stock was 987,988, each as of April 14, 2020, based on information provided by the Issuer.

(i)	MSH may be deemed to beneficially own 3,658,271 shares of Common Stock, constituting approximately 4.19% of the shares of outstanding Common Stock;

(ii)	MCM may be deemed to beneficially own 3,658,271 shares of Common Stock, constituting approximately 4.19% of the shares of outstanding Common Stock; and

(iii)	Mr. Heyer may be deemed to beneficially own 3,684,171 shares of Common Stock, constituting approximately 4.21% of the shares of outstanding Common Stock.

(b)

(i)	MSH may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with MCM and Mr. Heyer) to vote or dispose or direct the voting or disposition of 3,658,271 shares of Common Stock;

(ii)	MCM may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with Mr. Heyer and MSH) to vote or dispose or direct the voting or disposition of 3,658,271 shares of Common Stock; and

(iii)	Mr. Heyer may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 25,900 shares of Common Stock (which includes 7,500 shares of Common Stock held of record by Heyer Investment Management LLC and 900 shares of Common Stock held of record by Andrew R. Heyer 2007 Associates, L.P., each of which Mr. Heyer controls), and the shared power (along with MSH and MCM) to vote or dispose or direct the voting or disposition of 3,658,271 shares of Common Stock.

(c)            On April 14, 2020, MSH sold 3,000,000 shares of Common Stock, at an average price of $0.37 per share, in open market transactions. On April 16, 2020, MSH sold 1,000,000 shares of Common Stock, at an average price of $0.40 per share, in open market transactions. On April 16, 2020, Mr. Heyer sold 112,020 shares of Common Stock, at an average price of $0.39 per share, in open market transactions.

(d)           Not applicable.

(e)            As a result of the transactions described herein, on April 16, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of outstanding Common Stock. The filing of this Amendment No. 3 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth under Item 3 of this Amendment No. 3 is incorporated herein by reference.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: April 16, 2020

MISTRAL SPA HOLDINGS, LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer
Title: Chief Executive Officer

MISTRAL CAPITAL MANAGEMENT, LLC

By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer
Title: Managing Member

ANDREW R. HEYER

/s/ Andrew R. Heyer

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